HIKARI TSUSHIN, INC.

HIKARI TSUSHIN, INC.
2-29-16 Nishi-ikebukuro,
Toshima-ku, Tokyo 171-0021
Japan

02 JUN 13 AM 11:32

Rule 12g3-2(b) File No. 82-4998

June 10, 2002

By Air Mail

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02034821

SUPPL

Re: **File No. 82-4998/Hikari Tsushin, Inc.**
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

Dear Ladies and Gentlemen:

On behalf of Hikari Tsushin, Inc. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The documents that are enclosed are listed on Annex A and represent the information made public or distributed by the Company. In addition, we have enclosed herewith one copy of each of the documents listed in Annex A (or an English translation or summary thereof, if the original is not in English).

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: 011-81-3-5951-3719, fax: 011-81-3-5951-3709, e-mail: koji_shibayama@po.hikari.co.jp).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koji Shibayama
Manager, Investor and Public Relations
HIKARI TSUSHIN, INC.

Enclosures

dlw 6/18

02 JUN 13 AM 11:32

List of Documents (Annex A)

HIKARI TSUSHIN, INC.

Information Distributed since February 23, 2002

Exhibit List

Documents Submitted Herewith in English or in Summary English Translation

1. Requirements of the Tokyo Stock Exchange

(a) Change in holdings of significant shareholder, Press Release, dated March 8, 2002 [in English].

(b) Third party allocation of new shares, Press Release, dated March 12, 2002 [in English].

(c) Monthly Business Report: February 2002, Press Release, dated March 22, 2002 [in English].

(d) Monthly Business Report: March 2002, Press Release, dated April 22, 2002 [in English].

(e) Notice on Stock Option Plan by the Method of Subscription Rights for New Shares, Press Release, dated May 28, 2002 [in English].

(f) Personal Change, Press Release, Press Release, dated May 28, 2002 [in English].

(g) Comparison of Estimates and Result for FY2002, Press Release, dated May 28, 2002 [in English].

(h) Consolidated Financial Report for Fiscal Year 2002, dated May 28, 2002 [Summary English Translation].

(i) Non-consolidated Financial Report for Fiscal Year 2002, dated May 28, 2002 [Summary English Translation].

2. Requirement of Japanese Law

(a) Notice of Convocation, dated March 14, 2002, of extraordinary Shareholders Meeting [Summary English Translation].

(b) Notice of Convocation, dated June 10, 2002, of 15th Annual Shareholders Meeting [Summary English Translation].

Documents for which Brief Descriptions
In English Are Submitted Herewith

1. Requirements of Japanese Law

(a) Public Announcement dated March 13. 2002.

(b) Public Announcement dated March 13, 2002.

(c) Notice of Resolution, dated March 29, 2002, of extraordinary Shareholders Meeting.

HIKARI-TSUSHIN, INC.

Information Distributed since February 23, 2002

Brief Descriptions in English of Japanese Language Documents

1. Requirements of Japanese Law

(a) Public Announcement dated March 13, 2002.

Public Announcement appeared on Nikkei, a Japanese national newspaper, pursuant to Article 224-3 of Japanese Commercial Code in connection with the date of record for the 15th annual shareholders' meeting to be held in June 2002.

(b) Public Announcement dated March 13, 2002.

Public Announcement appeared on Nikkei, a Japanese national newspaper, pursuant to Article 280-3-2 of Japanese Commercial Code in connection with the issuance of new shares through the third party allocation.

(c) Notice of Resolution, dated March 29, 2002, of extraordinary Shareholders Meeting.

Notice of Resolutions distributed to shareholders in connection with the approval of agenda at the extraordinary Shareholders Meeting held on March 29, 2002.

HIKARI TSUSHIN, INC.

HIKARI TSUSHIN, INC.
2-29-16 Nishi-ikebukuro,
Toshima-ku Tokyo 171-0021
Japan

PRESS RELEASE

March 8, 2002

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Change in Holdings of Significant Shareholder

Hikari Tsushin, Inc. has received the report filed with Ministry of Finance on March 8, 2002 relating to changes in Mr. Yasumitsu Shigeta's, CEO and President of the company, holdings in the company shares. Mr. Shigeta acquired shares from Pacific Century Group Holdings Limited, the sixth largest shareholder as of February 15th, 2002.

Change in the number of shares held and percentage of Yasumitsu Shigeta

	Number of shares held	Percentage	Position
Before change	7,373 thousand	19.66%	Second
After change	7,884 thousand	21.02%	Second

Note: Total number of outstanding shares: 37,504,542 (as of February 15th, 2002)
The Position is calculated based on the data as of February 15th, 2002.

# # #

HIKARI TSUSHIN, INC.

HIKARI TSUSHIN, INC.
2-29-17 Nishi-ikebukuro,
Toshima-ku, Tokyo 171-0022
Japan

PRESS RELEASE

02 JUN 13 AM 11:43

March 12, 2002

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Third Party allocation of New Shares

Hikari Tsushin announced today to sell new shares of its common stock through a third party allocation. (The plan of this third party allocation was previously released on February 14, 2002.)

1. New shares to be issued

Number of shares:	7.6 million shares
Price per share:	1,319 yen
Consideration:	10,024,400,000 yen
Per share amount incorporated into capital:	660 yen
Aggregate amount incorporated into capital:	5,016 million yen
Offering date:	March 27, 2002 (Wednesday)
Payment date:	March 28, 2002 (Thursday)
Starting date of calculating the dividend:	March 1, 2002 (Friday)
Method of allocation:	All shares will be allocated to Yasumitsu Shigeta, CEO and President of Hikari Tsushin

--Price of new share is the closing price, 1,319 yen, of the Company's common stock on March 11, 2002 traded on the Tokyo Stock Exchange.

(Reference: change in outstanding shares)

-Present outstanding shares (as of February 28, 2002): (Paid-in capital: 42,018,880,180 yen)	37,504,542
-New shares to be issued and allocated: (Capital to be increased: 5,016,000,000 yen)	7,600,000
-Outstanding shares after the allocation: (Paid-in capital after the allocation: 47,034,880,180 yen)	45,104,542

2. Reason and use

This move will enhance the company's shareholders' equity and strengthen its financial standing. The amount raised is to be used for redemption of bonds.

HIKARI TSUSHIN, INC.
2-29-20 Nishi-ikebukuro,
Toshima-ku. Tokyo 171-0025
Japan

3. Projection

【Consolidated】 (Millions of Yen)

	Revenue	Operating Profit	Ordinary Profit	Net Income
FY ended August 2001 (Results)	123,075	5,515	(8,110)	(56,350)
FY ending March 2002 (Projection)	65,000	3,600	(500)	(16,500)

【Non-consolidated】 (Millions of Yen)

	Revenue	Operating Profit	Ordinary Profit	Net Income	Dividend per Share
FY ended August 2001 (Results)	46,897	6,129	7,186	(38,326)	0
FY ending March 2002 (Projection)	18,000	3,500	2,200	(11,500)	0

Note: The fiscal year end will be changed to March 31 from August 31, subject to the approval of the extra-ordinary shareholders' meeting to be held on March 29, 2002. Therefore, the fiscal year ending March 2002 will be seven-month period from September 2001 to March 2002.

4. About underwriter

Name	Yasumitsu Shigeta
Address	4-9-5 Minamiazabu Minato-ku Tokyo Japan
Number of Shares allocated	7,600,000
Amount of payment	10,024,400,000 yen
Relation to Hikari Tsushin	Holds 7,884,000 of the company's share. No business transactions with the company. CEO and President of the company.

HIKARI TSUSHIN, INC.
2-29-19 Nishi-ikebukuro,
Toshima-ku, Tokyo 171-0024
Japan

5. List of top shareholders

Upon the allocation, Yasumitsu Shigeta becomes the largest shareholder of the company.

	Name	Before allocation		After allocation	
		Number of shares held (Thousand)	Percentage	Number of shares held (Thousand)	Percentage
1	Yasumitsu Shigeta	7,884	21.02 %	15,484	34.33 %
2	Hikari Power	14,207	37.88 %	14,207	31.50 %
3	Cedel	1,286	3.43 %	1,286	2.85 %
4	Takeshi Tamamura	706	1.88 %	706	1.57 %
5	K.M.C.	550	1.47 %	550	1.22 %
6	Estuo Uehara	366	0.98 %	366	0.81 %
7	Koh Gidoh	357	0.95 %	357	0.79 %
8	Tokyo Setsubi	354	0.95 %	354	0.79 %
9	Japan Securities Finance Co., Ltd.	261	0.70 %	261	0.58 %
10	Junichi Tarumi	255	0.68 %	255	0.57 %
Total		25,720	68.58 %	33,831	75.01 %

6. Terms and conditions

The underwriter is obligated to notify Hikari Tsushin, if he transfers the allocated new shares within two years from the issuing date of new shares.

7. Schedule

March 12, 2002:	Resolution of the company's board of directors. Submits Notice of issuing new shares.
March 13, 2002:	Public notification. Submits Securities Registration Statement.
March 21, 2002:	Effective date of Securities registration Statement.
March 27, 2002:	Transaction date.
March 28, 2002:	Payment date.
March 29, 2002:	Date of capital increase.

# # #

HIKARI TSUSHIN, INC.

HIKARI TSUSHIN, INC.
2-29-21 Nishi-ikebukuro,
Toshima-ku, Tokyo 171-0026
Japan

PRESS RELEASE

02 JUN 13 AM 11:43

March 22, 2002

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Monthly Business Report: February 2002

1. Sales of mobile phone

The number of consolidated mobile phones sold during February 2002 was 78,600 (New subscriptions: 42,300 Changing/replacing handsets: 36,300), a 10.3% decrease from the preceding month. The number of non-consolidated mobile phone sold during the same period was 16,400 (New subscriptions: 11,000, Changing handsets: 5,400), a 9.9% decrease from the preceding month (*1).

2. Mobile phone subscriptions retained (*2)

The number of consolidated retained mobile phone subscriptions at the end of January 2002 was 3,629,900, a 1.8% decrease from the preceding month. The number of non-consolidated retained mobile phone subscriptions at the end of January 2002 was 2,395,500, a 3.1% decrease from the preceding month (*1).

3. Shops

The company has been undertaking a close review of profitability of shops, especially non-specialized shops. Consequently, the number of specialized shops selling products of a specific carrier decreased to 384 at the end of February, a decrease of 8 shops under the preceding month. And the number of non-specialized shops selling products of more than one carrier decreased to 263 shops at the end of February, a decrease of 21 shops under the preceding month. Total number of shops at the end of February stood at 647.

4. Investments

PayPal, Inc, a Hikari Tsushin's portfolio company providing online payment service, listed its shares on the NASDAQ on February 15th 2002. At the end of February 2002, the market value of securities held by Hikari Tsushin equaled 8,135 million yen and unrealized gain totaled 189 million yen.

(*1) The numbers are preliminary figures and may be different from final figures that are calculated following month after cancellation, screening, and other adjustments.
(*2) The number of retained mobile phone subscriptions is a number of accumulated subscriptions sold deducting cancellations, which generates Stock Commission revenue.
(*3) Securities subject to "4. Investments" are ones in which Hikari Tsushin made investments when their shares were unlisted and became public afterwards.

HIKARI TSUSHIN, INC.

HIKARI TSUSHIN, INC.
2-29-21 Nishi-ikebukuro,
Toshima-ku Tokyo 171-0026
Japan

Reference

1. Mobile phone sales

	Consolidated			Non-consolidated		
	Total	New	Changing	Total	New	Changing
December	99,400	52,600	46,800	22,400	15,400	7,000
January	87,700	44,800	42,900	18,200	12,400	5,800
February	78,600	42,300	36,300	16,400	11,000	5,400

※ Figures of February are preliminary figures.

※ Figures of January were adjusted to final figures. (The figures before adjustment are 87,400 for Consolidated and 18,700 for Non-consolidated.)

2. Mobile phone subscriptions retained

	Consolidated	Non-consolidated
November	3,752,500	2,512,200
December	3,697,800	2,471,300
January	3,629,900	2,395,500

※ Figures of January are preliminary figures.

3. Shops

	Total	Specialized Shops				Non-specialized Shops
		au	J-Phone	Tuka	Others	
December	706	246	78	70	6	306
January	676	240	77	70	5	284
February	647	238	71	70	5	263

4. Investments (Note: 1)

(millions of yen)

End of February	Market Value	Unrealized Profit
Goodwill Group	1,698.0	1,609.2
MTI	102.6	31.3
Crayfish	3,846.6	-972.3
Living on the edge	325.0	315.2
DigitBrain	94.0	7.4
Planex Communications	112.0	-138.0
FULLCAST	108.3	20.8
Septeni	122.6	30.6
Estore Corporation	9.6	-40.4
ASK JEEVES	3.6	-0.2
Openwave Systems Inc.	65.6	11.1
Entrust Technologies	5.9	-2.6
SING PAO MEDIA GROUP LIMITED (Note: 2)	104.6	-805.8
Cash Financial Service Group	199.8	-614.9
PayPal, Inc (Note: 3)	1,338.4	737.7
Total	8,135.7	189.1

Note:

1. Securities subject to "Investments" are ones in which Hikari Tsushin made investments when their shares were unlisted and became public afterwards.
2. STAREASTnet.com has changed its name to SING PAO MEDIA GROUP LIMITED.
3. PayPal, Inc, a provider of online payment service, listed its shares on the NASDAQ on February 15th 2002

# # #

HIKARI TSUSHIN, INC.

HIKARI TSUSHIN, INC.
2-29-21 Nishi-ikebukuro,
Toshima-ku, Tokyo 171-0026
Japan

PRESS RELEASE

April 22, 2002

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Monthly Business Report: March 2002

1. Sales of mobile phone

The number of consolidated mobile phones sold during March 2002 was 96,800 (New subscriptions: 56,900 Changing/replacing handsets: 39,900), a 22.1% increase from the preceding month. The number of non-consolidated mobile phone sold during the same period was 21,900 (New subscriptions: 15,800, Changing handsets: 6,100), a 33.5% increase from the preceding month (*1). The increase in March resulted mainly from seasonal demand.

2. Mobile phone subscriptions retained (*2)

The number of consolidated retained mobile phone subscriptions at the end of February 2002 was 3,501,000, a 3.6% decrease from the preceding month. The number of non-consolidated retained mobile phone subscriptions at the end of February 2002 was 2,278,000, a 4.9% decrease from the preceding month (*1).

3. Shops

The company has been undertaking a close review of profitability of shops, especially non-specialized shops. Consequently, the number of specialized shops selling products of a specific carrier decreased to 379 at the end of March, a decrease of 5 shops under the preceding month. And the number of non-specialized shops selling products of more than one carrier decreased to 236 shops at the end of March, a decrease of 27 shops under the preceding month. Total number of shops at the end of March stood at 615.

4. Investments

Club iT Corporation, a Hikari Tsushin's portfolio company providing CS digital broadcasting services, listed its shares on the NASDAQ JAPAN on March 8th, 2002. At the end of March 2002, the market value of securities held by Hikari Tsushin equaled 8,969 million yen and unrealized gain totaled 953 million yen.

(*1) The numbers are preliminary figures and may be different from final figures that are calculated following month after cancellation, screening, and other adjustments.
(*2) The number of retained mobile phone subscriptions is a number of accumulated subscriptions sold deducting cancellations, which generates Stock Commission revenue.
(*3) Securities subject to "4. Investments" are ones in which Hikari Tsushin made investments when their shares were unlisted and became public afterwards.

Document 1(a) 2

Rule 12g3-2(b) File No.82-4988

HIKARI TSUSHIN, INC.

HIKARI TSUSHIN, INC.
2-29-22 Nishi-ikebukuro,
Toshima-ku, Tokyo 171-0027
Japan

Reference

1. Mobile phone sales

	Consolidated			Non-consolidated		
	Total	New	Changing	Total	New	Changing
January	87,700	44,800	42,900	18,200	12,400	5,800
February	79,300	42,500	36,800	16,400	11,000	5,400
March	96,800	56,900	39,900	21,900	15,800	6,100

※ Figures of March are preliminary figures.

※ Consolidated figures of February were adjusted to final figures. (The consolidated figures before adjustment are 42,300 for new subscriptions and 36,300 for changing handsets.)

2. Mobile phone subscriptions retained

	Consolidated	Non-consolidated
December	3,697,800	2,471,300
January	3,629,900	2,395,500
February	3,501,000	2,278,000

※ Figures of February are preliminary figures.

3. Shops

	Total	Specialized Shops				Non-specialized Shops
		Au	J-Phone	Tuka	Others	
January	676	240	77	70	5	284
February	647	238	71	70	5	263
March	615	238	68	68	5	236

4. Investments (Note: 1)

(millions of yen)

End of March	Market Value	Unrealized Profit
Goodwill Group	1,818.0	1,729.2
MTI	103.2	31.9
Crayfish	3,853.5	-965.5
Living on the edge	336.0	269.3
DigitBrain	78.9	-7.6
Planex Communications	116.0	-134.0
FULLCAST	122.4	34.9
Septeni	124.8	32.8
Estore Corporation	9.1	-40.9
Club iT	335.6	315.6
ASK JEEVES	5.4	1.6
Openwave Systems Inc.	74.0	19.6
SING PAO MEDIA GROUP LIMITED (Note: 2)	61.8	-848.7
Cash Financial Service Group	242.7	-572.0
PayPal, Inc (Note: 3)	1,688.1	1,087.4
Total	8,969.6	953.7

Note:

1. Securities subject to "Investments" are ones in which Hikari Tsushin made investments when their shares were unlisted and became public afterwards.
2. Club iT Corporation, provider of CS digital broadcasting services, listed its shares on NASDAQ JAPAN on March 8th, 2002.
3. The company sold shares in Entrust Technologies in March.

# # #

HIKARI TSUSHIN, INC.

HIKARI TSUSHIN, INC.
2-29-17 Nishi-ikebukuro,
Toshima-ku, Tokyo 171-0022
Japan

02 JUN 13 AM 11:43

PRESS RELEASE

May 28, 2002

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Notice on Stock Option Plan by the Method of Subscription Rights for New Shares

Hikari Tsushin, Inc. announced that it was resolved by the Board of Directors meeting held on May 14, 2002 to submit a proposal to ask for the approval on the issuance of the subscription rights for new shares as a stock option plan pursuant to the provisions of Articles 280-20 and 280-21 of the commercial code to the 15th Annual Shareholders Meeting of the company to held on June 25, 2002 in the following manner;

1. Reasons for issuing subscription rights for new shares under especially favorable conditions to individuals other than the shareholders:

   We intend to provide subscription rights for new shares to heighten the will of the directors and employee of the Company and its subsidiaries for the enhancement of the business performance by unifying the interests of shareholders and the group's employees and increasing incentive of director and employee of the Company and its subsidiaries.

2. Details of subscription rights for new shares

   (1) Individuals to be granted subscription rights for new shares

   Directors, employee and advisors of the Company

   (2) Type and number of the shares to be issued in connection with the subscription rights for new shares

   Share of common stock of the Company not exceeding 1,400,000.
   The number of shares to be issued or transferred upon exercise of each subscription right shall be 100; provided, however in case the Company splits or consolidates the Company's shares, the following calculation formula will be applied to adjust the number of the shares to be issued. This adjustment shall be made for the number of shares for those which the subscription rights are not exercised at that time and the

HIKARI TSUSHIN, INC.
2-29-19 Nishi-ikebukuro,
Toshima-ku, Tokyo 171-0024
Japan

fraction less than one share rustling from the adjustment will be discarded.

$$\text{Number of Shares After adjustment} = \text{Number of shares Before adjustment} \times \text{Split or consolidation ratio}$$

(3) Total number of subscription rights for new shares

Not exceeding 14,000

(4) Issue price of subscription rights for new shares

No consideration shall be paid.

(5) Amount to be paid in upon exercise of subscription rights for new shares

The amount to be paid in upon exercise of subscription rights shall be the amount to be computed by multiplying the exercise price per share to be issued by the number of shares to be issued for each subscription right.

The exercise price shall be the amount calculated by multiplying the average closing price of the Company shares traded at Tokyo Stock Exchange on each day of the preceding month of the month when the date of issuance of subscription rights belongs to by 1.05. Fractions less than one yen will be raised.
However, if such price is lower than the closing price on the day of issuance of subscription rights (or the latest closing price if any trade was not done on that date), the closing price on the day of issuance of subscription rights for new shares shall be used.

When the Company splits or consolidates its shares after issuance of subscription rights for new shares, the following formula shall be applied to adjust the exercise price and fraction less than one yen resulting from the adjustment will be raised:

$$\text{Exercise Price After adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Split or consolidation ratio}}$$

HIKARI TSUSHIN, INC.
2-29-21 Nishi-ikebukuro,
Toshima-ku, Tokyo 171-0026
Japan

(6) Period during which the subscription rights for new shares may be exercised

The subscription rights for new shares may be exercised for three years from the day two years after the date of issuance.

(7) Conditions of exercising subscription rights for new shares

a. If the group members who were granted subscription rights for new shares the right holders ceased to be director or employees of the Company or its subsidiaries, they are not able to exercise the subscription rights, except that there is exceptional condition under contract of subscription rights. If the right holders lost the position of director or employees of the Company or its subsidiaries before exercise period of subscription right, they may exercise subscription right for one year from the beginning date of exercise period. Also, if the right holders lost the position of director or employees of the Company or its subsidiaries during exercise period, they may exercise subscription rights for one year from the date of losing postion.

b. Subscription rights for new shares can be inherited in case of the death of individual granted the subscription rights.

c. Subscription rights can not be pledged.

d. Other conditions for exercise of subscription right shall be determined by the Board of Directors.

(8) Restriction on transfer of subscription rights for new shares.

Transfer of subscription rights for new shares shall require an approval of the Board of Directors of the Company.

(9) Causes and conditions resulting in termination of subscription rights for new shares

a. When any individual granted the subscription right becomes unable to exercise the right due to the conditions provided in aforementioned (7)-a before exercising the right, the Company may cancel the applicable subscription rights for new shares without any charge.

HIKARI TSUSHIN, INC.

HIKARI TSUSHIN, INC.
2-29-21 Nishi-ikebukuro,
Toshima-ku, Tokyo 171-0026
Japan

b. When the merger agreement resulting in the liquidation of the Company is approved or when a proposal on approval of stock exchange agreement or stock exchanges resulting in becoming a wholly owned subsidiary of other company is approved at the shareholder's meeting, the subscription rights for new shares may be cancelled without any charge by an approval of the Board of Directors.

Note: Above matters shall be subject to the approval of the proposal "Matters concerning issuance of subscription rights for new shares under especially favorable conditions to individual other than shareholders" at the 15th annual shareholders meeting to be held on June 25, 2002.

HIKARI TSUSHIN, INC.

HIKARI TSUSHIN, INC.
2-29-22 Nishi-ikebukuro,
Toshima-ku Tokyo 171-0027
Japan

PRESS RELEASE

May 28, 2002

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Personnel Change

Hikari Tsushin, Inc. announced candidates for a new board of directors and corporate auditors to be appointed at the 15th Annual Shareholder Meeting to be held on June 25, 2002.

1. Director Candidates
   All six incumbent directors will reach the end of their terms effective with the conclusion of the 15th Annual Shareholder Meeting. They will be succeeded by the five candidates named below.

Name	Current Position
Shigeta, Ysumitsu	Representative Director and President
Tamamura, Takeshi	Managing Director, B to B business Headquarters IE Group, Inc. Representative Director and President
Toyoda, Shigetaro	Managing Director, Mobile Business Headquarters
Uehara, Etsuo	Director, Telemarketing Business Headquarters Call to Web, Inc. Representative Director and President
Gidoh, Koh	Director, CAO

2. Retiring Director

Name	Current Position
Yogo, Kunihiko	Managing Director

   Kunihiko Yogo continues to be in the company as an advisor.

3. Corporate Auditor Candidates

All four incumbent auditors will reach the end of their terms effective with the conclusion of the 15th Annual Shareholder Meeting. They will be succeeded by the four candidates named below.

Name	Current Position
Suga, Satoshi	Corporate Auditor of Crayfish Co., Ltd.
Kajimoto, Michio	Corporate Auditor, Kokushikan Univ. Part-time Professor
Uematsu, Isao	Univ. of Marketing and Distribution Science, Business Dept. Professor
Tanaka, Minoru	CPA, Representative of Tanaka association office, and Representative Director of Recolte, Inc.

4. Retiring Corporate Auditor

Name	Current Position
Takizawa, Masaki	Corporate Auditor
Takehara, Takanobu	Corporate Auditor, Attorney, New York State Attorney
Kanbe, Kenichi	Corporate Auditor, Attorney, CPA

# # #

HIKARI TSUSHIN, INC.
2-29-22 Nishi-ikebukuro,
Toshima-ku, Tokyo 171-0027
Japan

HIKARI TSUSHIN, INC.

PRESS RELEASE

02 JUN 13 AM 11:43

May 28, 2001

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Comparison of Estimates and Results for FY2002

1. FY2002 (September 2001 – March 2002) Non-Consolidated (Millions of Yen)

	Revenue	Operating Profit	Ordinary Profit	Net Income
Previous Estimate (A)	18,000	3,500	2,200	(11,500)
Result (B)	19,784	4,494	2,911	(13,171)
Change (B—A)	1,784	994	711	(1 ,671)
Variance (%)	9.9	28.4	32.3	(14.5)

2. FY2002 (September 2001 – March 2002) Consolidated (Millions of Yen)

	Revenue	Operating Profit	Ordinary Profit	Net Income
Previous Estimate (A)	65,000	3,600	(500)	(16,500)
Result (B)	71,058	3,805	(1,524)	(16,115)
Change (B—A)	6,058	205	(1,024)	385
Variance (%)	9.3	5.7	(204.8)	2.3

【Reasons for Difference】

1. For non-consolidated

   For the previous estimate of non-consolidated revenue, the company conservatively estimated decrease in revenue resulting from closing shops, but the actual result was 19.7 billion yen, a 9.9% increase over the previous estimate. Impact of closing nonproductive shops on revenue was not as great as the company estimated. Also increase in selling price of mobile phone contributed to the increase in revenue. In addition to increase in revenue, the company made constant efforts to reduce SG&A. Consequently the company posted non-consolidated operating profit of 4.4 billion yen, a 28.4% increase over estimate. Ordinary profit was 2.9 billion yen, a 32.3% increase over estimate, due to gain on sales of investment securities. As market conditions changed, devaluation of investment securities enlarged, resulting net loss of 13.1 billion yen, a 14.5% decrease under estimate.

2. For consolidated

   For the consolidated revenue, due to same reason of mobile phone business as non-consolidated, actual result was 9.3% higher than estimate, 71billion yen. The actual consolidated operating profit was 3.8 billion yen, 5.7% higher than estimate, because of increase in revenue and decrease in SG&A by integrating subsidiaries' administrative functions. The actual ordinary loss was 1.5billion yen, 204.8% lower than estimate, because 1.1 billion yen of allowance for doubtful accounts was posted as a non-operating loss rather than extra-ordinary loss as initially estimated. The actual net loss was 16.1 billion yen, 2.3% higher than estimate, because gain on redemption of bonds exceeded its initial estimate.

# # #

Consolidated Financial Report ----- The Period Ended March 31, 2002

May 28, 2002

Company Name: HIKARI TSUSHIN, INC.
Code No.: 9435 Tokyo Stock Exchange – First Section
Corporate Headquarters: 2-29-6 Nishi-ikebukuro, Toshima-ku, Tokyo, Japan
Investor Relations: Tel: +81 3 5951-3718 Fax: +81 3 5951-3709
Meeting of Board of Directors on the Financial Statements was held May 28, 2002.

1. Consolidated Financial Statement (Fiscal Year 2002: September 1, 2001～March 31, 2002)

(1) Consolidated Operating Results (Millions of yen, Except Per Share Data)

	Sales (%: Change over previous year)	Operating Income (%: Change over previous year)	Ordinary Income (%: Change over previous year)
FY 2002	71,058 (—)	3,805 (—)	(1,524) (—)
FY 2001	123,075 (- 61.1)	5,515 (—)	(8,110) (—)

	Net Income (% Change)	Net Income Per Share	Diluted Net Income Per Share	Return on Equity	Ordinary Income/ Total Assets	Ordinary Income/ Net Sales
	Millions of yen	Yen	Yen	%	%	%
FY 2002	(16,115) (—)	(429.45)	— —	(28.0)	(0.8)	(2.1)
FY 2001	(56,350) (—)	(1,735. 36)	— —	(70.9)	(3.1)	(6.6)

(Note) ① Investment Loss on Equity Method: FY2002: 2,579 million yen FY2001: 15,438 million yen
② Weighted-Average Number of Common Shares Outstanding: FY2002: 37,526,352 FY2001: 32,471,962
③ Changes in accounting procedure. None
④ % indication described in Sales, Operating Income, Ordinary Income, Net Income are based on changes over previous year.

(2) Consolidated Financial Conditions (Millions of Yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets (%)	Shareholders' Equity Per Share
			%	Yen
FY 2002	169,937	55,846	32.9	1,220. 03
FY 2001	219,589	59,267	27.0	1,602. 14

(Note) Number of consolidated outstanding shares at the end of fiscal year:
FY2002: 45,774,741 shares FY2001: 36,993,021 shares

(3) Consolidated Statement of Cash Flows (Millions of Yen)

	Cash Flows in Ordinary Operations	Cash Flows in Investment Activities	Cash Flows in Financial Activities	Cash and its Equivalent Balance at the End of Period
FY 2001	3,545	25	(18,318)	55,232
FY 2001	(5,576)	11,844	(10,699)	70,373

(4) Regarding the Applicability of Consolidated Accounting and Equity Method
Consolidated Subsidiaries: 30 Non-consolidated subsidiaries applied on equity method: 7
Affiliates applied on equity method: 10

(5) Transfer in the Applicability of Consolidated Accounting and Equity Method
Consolidated: new 1 exception 35 Equity Method: new 2 exception 8

2. Estimates of Consolidated Business Performance (Fiscal Year 2003: April 1, 2002～March 31, 2003)
(Millions of Yen)

	Sales	Operating Income	Ordinary Income	Net Income
Interim	52,500	3,600	1,000	600
Annual	102,400	8,400	3,000	1,800

(Reference) Expected net income per share (Annual): 39. 32 yen

Forward-looking statements are based on Hikari Tsushin's current expectations, which have been deprived from information that is available to it currently, and involve a number of risks and uncertainties. Actual results may differ significantly from these "forward-looking" statements.

1. Consolidated Financial Statements

1-1. Consolidated Balance Sheet

(Millions of Yen)

	FY 2001 (As of August 31, 2001)			FY 2002 (As of March 31, 2002)		
	Amount		Comp. Ratio	Amount		Comp. Ratio
ASSETS			%			%
I **Current Assets**						
1. Cash and Bank Deposits		71,762			57,989	
2. Notes and Accounts Receivable–Trade		17,335			13,570	
3. Marketable Securities		1,166			2,919	
4. Inventories		3,518			1,358	
5. Accounts Receivable-Other		1,857			2,782	
6. Deferred Income Tax		20			17	
7. Other Current Assets		2,995			2,170	
8. Allowance for Doubtful Accounts		(221)			(77)	
Total Current Assets		98,434	44.8		80,729	47.5
II **Fixed Assets**						
1. Property and Equipments						
(1) Buildings and Structures	5,389			3,438		
Accumulated Depreciation	1,168	4,221		781	2,657	
(2) Machinery and Vehicles	3,024			59		
Accumulated Depreciation	1,430	1,593		37	22	
(3) Tools and Equipments	7,751			3,338		
Accumulated Depreciation	3,464	4,287		1,793	1,545	
(4) Land		2,248			2,248	
Total Property and Equipments		12,351	5.6		6,473	3.8
2. Intangible Assets						
(1) Consolidated Adjustment Accounts		4,432			2,013	
(2) Other intangible Assets		1,889			1,761	
Total Intangible Assets		6,321	2.9		3,774	2.2
3. Investments and Other Assets						
(1) Investment Securities		80,871			59,814	
(2) Long-term Loans		—			2,640	
(3) Investments in Capital		16,756			15,362	
(4) Lease Deposits		6,510			4,548	
(5) Delinquent Receivables		12,695			11,150	
(6) Claims under Bankruptcy		1,282			1,498	
(7) Differed Income Taxes		25,442			25,219	
(8) Other Investments		3,289			1,770	
(9) Allowance for Loss on Investments		(31,722)			(33,326)	
(10) Allowance for Doubtful Accounts		(12,644)			(9,716)	
Total Investments and Other Assets			46.7		78,960	46.5
Total Fixed Assets		121,154	55.2		89,208	52.5
TOTAL ASSETS		219,589	100.0		169,937	100.0

(Millions of Yen)

	FY 2001 (As of August 31, 2001)		FY 2002 (As of March 31, 2002)	
	Amount	Comp. Ratio	Amount	Comp. Ratio
LIABILITIES		%		%
I Current Liabilities				
1. Notes and Accounts Payable-Trade	10,980		9,247	
2. Short-term Borrowings	8,741		5,923	
3. Current Portion of Bonds	29,907		36,224	
4. Accounts Payable-Others	4,987		4,586	
5. Income Tax Payable	898		578	
6. Accrued Bonuses	372		292	
7. Allowance for Guarantee of Liabilities	20		—	
8. Other Current Liabilities	4,733		2,966	
Total Current Liabilities	60,639	27.6	59,818	35.2
II Long-term Liabilities				
1. Bonds	71,648		42,409	
2. Long-term Borrowings	11,696		5,538	
3. Deferred Income Taxes	126		100	
4. Retirement Benefits for Employees	54		47	
5. Retirement Benefits for Directors and Auditors	182		179	
6. Other Long-term Liabilities	566		687	
Total Long-term Liabilities	84,275	38.4	48,962	28.8
TOTAL LIABILITIES	144,915	66.0	108,781	64.0
MINORITY INTERESTS	15,405	7.0	5,309	3.1
SHAREHOLDERS' EQUITY				
I Common Stock	41,768	19.0	47,384	27.9
II Additional Paid-in Capital	52,146	23.7	39,233	23.1
III Retained Earnings (Accumulated Losses)	(38,504)	(17.5)	(34,541)	(20.3)
IV Net Unrealized Holding Gains on Securities	2,121	1.0	3,481	2.0
V Foreign Currency Translation Adjustments	1,767	0.8	316	0.2
	59,298	27.0	55,874	32.9
VI Treasury Stock, at cost	(0)	(0.0)	(0)	(0.0)
VII Common Stock Owned by Subsidiaries	(29)	(0.0)	(26)	(0.0)
TOTAL SHAREHOLDERS' EQUITY	59,267	27.0	55,846	32.9
TOTAL LIABILITIES, MINORITY INTERESTS, AND SHAREHOLDERS' EQQUITY	219,589	100.0	169,937	100.0

1-2. Consolidated Profit and Loss Statement

(Millions of Yen)

	FY 2001 (September 2000 ~ August 2001)			FY 2002 (September 2001 ~ March 2002)		
	Amount		Comp. Ratio	Amount		Comp. Ratio
			%			%
I **Net Sales**		123,075	100.0		72,058	100.0
II **Cost of Sales**		59,584	48.4		37,086	52.2
Gross Profit		63,490	51.6		33,972	47.8
III **Selling, General and Administrative Expenses**		57,975	47.1		30,166	42.4
Operating Profit (Loss)		5,515	4.5		3,805	5.4
IV **Non-operating Income**						
1. Interest Income	2,021			526		
2. Dividends Income	24			28		
3. Gain on Sales of Investment Securities	4,552			513		
4. Amortization of consolidation account adjustment	—			367		
5. Cancellation Adjustment Income	1,219			—		
6. Other Non-operating Income	1,591	9,408	7.6	489	1,925	2.7
V **Non-operating Expenses**						
1. Interest Expense	2,049			1,156		
2. Equity in Net Loss of Affiliates	15,438			2,579		
3. Loss on Investments in Capital	2,456			1,404		
4. Provision for Loss on Doubtful Accounts	—			1,176		
5. Cancellation Adjustment Expenses	1,867			—		
6. Others Non-operating Income	1,222	23,034	18.7	938	7,256	10.2
Ordinary Income		(8,110)	(6.6)		(1,524)	(2.1)

VI Extra-ordinary Income						
1. Gain on Sales of Fixed Asset	—			155		
2. Gain on Sales of Investment Securities	5,110			1,323		
3. Gain Resulting from Change of Interest on Investments in Subsidiaries and Affiliates	211			329		
4. Gain on Redemption of Bonds	5,344			1,891		
5. Reversal of Doubtful Account	1,231			311		
6. Compensation fees received from agencies	2,522			—		
7. Compensation Received	3,500			—		
8. Other Extra-ordinary Income	1,316	19,237	15.6	376	4,388	6.1
VII Extra-ordinary Losses						
1. Loss on Disposal of Fixed Assets	3,001			—		
2. Loss on Sale of Fixed Assets	1,583			—		
3. Loss on Disposal and Sale of Fixed Asset	—			2,275		
4. Devaluation of Investment Securities	9,916			2,811		
5. Loss on Sale of Investment Securities	1,293			4,303		
6. Provision for Loss on Investments	24,881			10,047		
7. Provision for Doubtful Accounts	7,019			—		
8. Bad Debt Loss	1,851			—		
9. Restructuring Expense	3,488			—		
10. Cancellation Penalty Expenses	5,097			—		
12. Impairment Loss on Goodwill	32,305			—		
13. Other Extra-ordinary Losses	990	91,428	74.3	913	20,352	28.6
Net Income Before Income Taxes		(80,300)	(65.3)		(17,488)	(24,6)
Income and Enterprise Taxes	1,965			423		
Refunded Taxes	—			(282)		
Deferred Income Taxes	(24,773)	(22,807)	(18.5)	93	234	0.3
Minority Interests		(1,142)	(1.0)		(1,607)	(2.2)
Net Income (Loss)		(56,350)	(45.8)		(16,115)	(22.7)

1-3. Consolidated Statements of Retained Earnings

(Millions of Yen)

	FY 2001 (September 2000~ August 2001)		FY 2002 (September 2001 ~ March 2002)	
	Amount		Amount	
I **Initial Balance of Retained Earnings (Accumulated Losses)**		18,841		(38,504)
II **Increase**				
1. Increase due to increase in consolidated subsidiaries	25		—	
2. Increase due to decrease in consolidated subsidiaries	2,217		283	
3. Increase due to decrease in affiliates under the equity method	296		1,289	
4. Increase due to merger in consolidated subsidiaries	8		—	
5. Increase due to draw-down of additional paid-in capital	—	2,546	18,520	20,093
III **Decrease**				
1. Dividends	929		—	
2. Bonus to Directors	25		5	
3. Decrease due to increase in consolidated subsidiaries	2,286		9	
4. Decrease due to decrease in affiliates under the equity method	301	3,541	—	14
IV **Net Income (Loss)**		(56,350)		(16,115)
V **Final Balance of Retained Earnings (Accumulated Losses)**		(38,504)		(34,541)

1-4. Consolidated Statements of Cash Flows

(Millions of Yen)

Subject / Consolidated Accounting Period	FY 2001 (September 2000 ~ August 2001)	FY 2002 (September 2001 ~ March 2002)
	Amount	Amount
I **Operating Activities**		
Income (Loss) before income taxes and minority interests	(80,300)	(17,488)
Depreciation and amortization	2,369	1,139
Amortization of consolidated account adjustment	32,655	826
Allowance for doubtful accounts	2,368	(2,036)
Allowance for loss in investment	28,417	8,659
Interest and dividends income	(2,045)	(554)
Interest expense	2,049	1,156
Loss (Gain) on sales of investments in securities	(8,369)	2,456
Loss on devaluation of investments in securities	9,916	2,811
Loss on investments in capital	2,456	1,404
Equity in net loss of affiliates	15,438	2,579
Loss (Gain) on sale and disposal of property and Equipment, net	4,352	2,120
Loss (Gain) resulting from change of interest on investments in subsidiaries and affiliates	(49)	(205)
Gain on redemption of bonds	(5,344)	(1,891)
Bad debt loss	615	40
Notes and accounts receivable	5,655	2,888
Inventories	893	557
Accounts receivable – other	1,559	(655)
Accounts payable – trade	(3,857)	373
Accounts payable – other	(6,172)	(435)
Consumption taxes receivable	3,603	(175)
Other current assets	305	693
Other current liabilities	(490)	(434)
Other cash-flow from operating activities	466	610
Subtotal	6,494	4,449
Interest and dividend received	1,717	476
Interest paid	(1,800)	(765)
Income tax paid	(11,987)	(615)
Net cash provided by (used in) Operating Activities	(5,576)	3,545

II	**Investing Activities**		
	Purchases of property and equipment	(2,619)	(337)
	Proceeds from sale of property and equipment	669	316
	Purchases of intangible assets	(1,129)	(430)
	Proceeds from sale of intangible assets	639	39
	Purchase of investment securities	(18,358)	(1,453)
	Proceeds from sale of investment securities	28,085	5,936
	Purchase of shares in subsidiaries	—	(3,291)
	Proceeds from sale of shares in subsidiaries resulting change in consolidated subsidiaries	293	—
	Expenditure from sale of shares in subsidiaries resulting change in consolidated subsidiaries	—	(2,755)
	Increase in investments in capital	(671)	(36)
	Decrease in investments in capital	1,780	456
	Increase in short-term loans receivable	(4,801)	(659)
	Decrease in short-term loans receivable	3,558	1,185
	Increase in long-term loans receivable	—	(2,206)
	Decrease in long-term loans receivable	—	1,211
	Increase in lease deposits	(1,215)	(219)
	Decrease in lease deposits	4,515	1,634
	Other investing activities	1,097	637
	Net cash provided in investment activities	11,844	25
III	**Financing Activities**		
	Proceeds from short-term borrowings	3,289	120
	Payment of short-term borrowings	(9,330)	(178)
	Proceeds from long-term debt	524	47
	Payment of long-term debt	(11,125)	(8,501)
	Proceeds from issuance of bonds	8,003	—
	Redemption of bonds	(12,447)	(19,831)
	Proceeds from issuance of common stock	11,325	10,024
	Proceeds from sale of common stock of subsidiaries to minority shareholders	50	—
	Retirement of treasury stock	0	2
	Cash dividends paid	(929)	—
	Cash dividends paid to minority shareholders	(59)	(3)
	Net cash used in financing activities	(10,699)	(18,318)
IV	**Effect of exchange rate changes on cash and cash equivalents**	1,323	(400)
V	**Net increase (Decrease) in cash and its equivalents**	(3,107)	(15,147)
VI	**Cash and cash equivalents at beginning of the year**	79,144	70,373
VII	**Increase in cash and cash equivalents arising from increase in consolidated subsidiaries**	16,649	25
VIII	**Decrease in cash and cash equivalents arising from decrease in consolidated subsidiaries**	(22,336)	(65)
IX	**Cash and cash equivalents of merged companies**	23	47
X	**Cash and cash equivalents at end of the year**	70,373	55,232

2. Segment information

2-1. Segment Information by the Type of Business

(1) FY 2001 (Term ended August 31, 2001)

(Millions of yen)

	Mobile Communication	OA Equipment	Internet-Related	Tele-Marketing	Others	Combined total	Elimination or corporate	Consolidated
I . Sales and operating profit								
Sales								
(1)Customers	83,079	16,388	2,916	6,967	13,723	123,075	—	123,075
(2)Intersegment	581	72	201	813	3,416	5,085	(5,085)	—
Total	83,661	16,460	3,117	7,780	17,139	128,160	(5,085)	123,075
Operating expense	72,102	14,174	5,373	7,559	17,927	117,138	421	117,560
Operating profit (loss)	11,558	2,286	(2,256)	221	(788)	11,022	(5,507)	5,515
II . Assets, depreciation, and capital expenditure								
Assets	36,282	9,554	29,859	8,620	35,392	119,708	99,880	219,589
Depreciation	681	15	134	136	614	1,582	786	2,369
Capital expenditure	957	9	1,743	105	841	3,657	90	3,748

Note: 1 . Business segmentation method

Market relatedness is considered to classify the businesses.

2 . Associated items in each section

Business Segment	Key Items
Mobile Communication	Mobile communication service commission, mobile communication equipments
Office Equipments	Copying machine, Facsimile, fixed phones, peripheral devices
Internet-related Businesses	Internet-related planning, providing, and sales service commission.
Tele-Marketing	MYLINE service commission
Others	Satellite broadcasting service commission, contents providing service commission

3 . The erasure or under absorbed operating expenditure in the total operating expenditure, such as the operation consignment fee, all sorts of expenditure on general affairs and accounting, amounted 5,323 million yen.

4 . The amount of total assets, mainly including idle funds applied (cash/deposits/marketable securities), long-term investment funds (investment securities and investment capital), and assets corresponding to the executive branch, in the entire group amounted 102,087 million yen.

(2) FY 2002 (Term ended March 31, 2002)

(Millions of yen)

	Mobile Communication	OA Equipment	Internet-Related	Tele-Marketing	Others	Combined total	Elimination or corporate	Consolidated
I. Sales and operating profit								
Sales								
(1) Customers	45,380	11,166	2,982	5,311	6,217	71,058	—	71,058
(2) Intersegment	13	32	3	1	2,432	2,483	(2,483)	—
Total	45,393	11,199	2,985	5,312	8,650	73,541	(2,483)	71,058
Operating expense	42,689	10,755	2,003	5,691	7,412	68,551	(1,299)	67,252
Operating profit (loss)	2,704	443	981	(378)	1,238	4,989	(1,184)	3,805
II. Assets, depreciation, and capital expenditure								
Assets	33,942	11,159	17,444	5,286	35,966	105,655	64,282	169,937
Depreciation	318	64	171	73	490	1,119	20	1,139
Capital expenditure	572	21	40	1	131	768	43	811

Note: 1. Business segmentation method

Market relatedness is considered to classify the businesses.

2. Associated items in each section

Business Segment	Key Items
Mobile Communication	Mobile communication service commission, mobile communication equipments
Office Equipments	Copying machine, Facsimile, fixed phones, peripheral devices
Internet-related Businesses	Internet-related planning, providing, and sales service commission.
Tele-Marketing	MYLINE service commission
Others	Satellite broadcasting service commission, contents providing service commission

3. The erasure or under absorbed operating expenditure in the total operating expenditure, such as the operation consignment fee, all sorts of expenditure on general affairs and accounting, amounted 1,184 million yen.

4. The amount of total assets, mainly including idle funds applied (cash/deposits/marketable securities), long-term investment funds (investment securities and investment capital), and assets corresponding to the executive branch, in the entire group amounted 68,308 million yen.

2-2. Segment Information by Region

Segment information by region is omitted because the domestic sales and assets exceed 90% of the total sales of all segments and assets.

2-3. Foreign Sales

Foreign sales resulted less than 10% of the consolidated sales, and it is excluded.

Non-Consolidated Financial Report ----- The Period Ended March 31, 2002

Company Name: HIKARI TSUSHIN, INC.
Code No.: 9435 Tokyo Stock Exchange – First Section
Corporate Headquarters: 2-29-16 Nishi-Ikebukuro, Toshima-ku, Tokyo, Japan
Investor Relations: Tel: +81 3 5951-3718 Fax: +81 3 5951-3718

Meeting of Board of Directors on the Financial Statements was held May 28, 2002.

1. Non-Consolidated Financial Statement (Fiscal Year 2001: September 1, 2001～March 31, 2002)

(1) Non-Consolidated Operating Results (Millions of yen, Except Per Share Data)

	Sales (%: Change over previous year)	Operating Income (%: Change over previous year)	Ordinary Income (%: Change over previous year)
FY 2002	19,784 (—)	4,494 (—)	2,911 (—)
FY 2001	46,897 (- 83.3)	6,129 (—)	7,186 (- 86.9)

	Net Income (% Change)	Net Income Per Share	Diluted Net Income Per Share	Return on Equity	Ordinary Income/ Total Assets	Ordinary Income/ Net Sales
	Millions of yen	Yen	Yen	%	%	%
FY 2001	(13,171) (—)	(350. 81)	— —	(16.8)	1.5	14.7
FY 2001	(38,326) (—)	(1,179. 93)	— —	(42.5)	2.9	14.9

(Note)
① Weighted-Average Number of Common Shares Outstanding : FY2002 37,545,951 FY2001 32,482,327
② Change in Accounting Procedure: None
③ % indication described in Sales, Operating Income, Ordinary Income, Net Income are based on changes over previous year.

(2) Dividends

	Dividends Per Share	Interim	Annual	Total Dividends	Dividends Payout Ratio (%)	Dividends Payment/ Shareholders' Equity (%)
	Yen	Yen	Yen	Millions of Yen	%	%
FY 2002	0. 00	0. 00	0. 00	—	—	—
FY 2001	0. 00	0. 00	0. 00	—	—	—

(3) Non-Consolidated Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets (%)	Shareholders' Equity Per Share
	Millions of Yen	Millions of Yen	%	Yen
FY 2002	173,896	77,393	44.5	1,690. 03
FY 2001	206,228	78,995	38.3	2,134. 28

(Note)
① Common Stock Issued and Outstanding: March 31, 2002: 45,794,254 August 31, 2001: 37,012,707
② Treasury Stock: March 31, 2002: 621

2. Estimates of Non-Consolidated Business Performance(FY 2003: April 1, 2002～March 31, 2003)

(Millions of Yen)

	Sales	Operating Profit	Ordinary Income	Net Income	Dividends Per Share Interim	Dividends Per Share Annual	
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen	Yen	Yen	Yen
Interim	11,500	2,200	800	400	—	—	—
Annual	22,500	4,200	1,800	1,000	—	—	—

(Reference) Expected net income per share (Annual): 21. 84 yen

Forward-looking statements are based on Hikari Tsushin's current expectations, which have been deprived from information that is available to it currently, and involve a number of risks and uncertainties. Actual results may differ significantly from these "forward-looking" statements.

Non-Consolidated Financial Statements

1-1. Non-Consolidated Balance Sheet

(Millions of Yen)

	FY 2001 (As of August 31, 2001)			FY 2001 (As of March 31, 2002)		
		Amount	Comp. Ratio		Amount	Comp. Ratio
ASSETS			%			%
1. Current Assets						
1. Cash and Bank Deposits		40,552			31,839	
2. Accounts Receivable-Trade		4,943			4,477	
3. Marketable Securities		500			2,783	
4. Treasury Stock		0			—	
5. Inventories		53			0	
6. Stored goods		—			32	
7. Advance		162			148	
8. Prepaid Expense		338			172	
9. Deferred Income Tax		20			12	
10. Short-term Loans Receivable		1,317			2,012	
11. Accounts Receivable-Other		1,974			2,694	
12. Other Current Assets		40			199	
Total Current Assets		49,875	24.2		44,372	25.5
II. Fixed Assets						
(1) Property, Plants and Equipments						
1. Buildings	1,807			1,666		
Accumulated Depreciation	336	1,471		323	1,343	
2. Structures	277			40		
Accumulated Depreciation	245	32		17	23	
3. Vehicles	27			27		
Accumulated Depreciation	14	13		17	10	
4. Tools and Equipments	3,562			1,795		
Accumulated Depreciation	1,744	1,817		1,022	733	
5. Land		2,153			2,153	
Total Property, Plants and Equipments		5,487	2.7		4,303	2.5
(2) Intangible Assets						
1. Goodwill		—			15	
2. Software		732			494	
3. Telephone Subscription Rights		402			373	
Total Intangible Assets		1,135	0.5		882	0.5

(3) Investments and Other Assets						
1. Investments Securities		52,101			47,580	
2. Investments in Affiliates-Stocks		72,050			60,933	
3. Investments in Affiliates-Bonds		17,041			5,094	
4. Investments in Capital		16,690			15,312	
5. Investments in Capital -Affiliates Company		6			3	
6. Long-term Loans		—			99	
7. Long-term Loans-Employees		14			53	
8. Long-term Loans-Affiliates Company		15,378			18,797	
9. Delinquent Receivables		10,287			10,353	
10. Claims under bankruptcy		1,282			1,498	
11. Long-term Prepaid Expense		49			25	
12. Deferred Income Taxes		25,554			25,278	
13. Trade Deposits		583			563	
14. Lease Deposits		4,483			3,107	
15. Other Investments		297			69	
16. Allowance for Loss on Investments		(52,943)			(52,377)	
17. Allowance for Doubtful Accounts		(13,148)			(12,055)	
Total Investments and Other Assets		149,728	72.6		124,337	71.5
Total Fixed Assets		156,352	75.8		129,523	74.5
TOTAL ASSETS		206,228	100.0		173,896	100.0

	FY 2001 (As of August 31, 2001)			FY 2002 (As of March 31, 2002)		
		Amount	Comp. Ratio		Amount	Comp. Ratio
LIABILITIES			%			%
I. Current Liabilities						
1. Accounts Payable-Trade		899			851	
3. Current Portion of Long-term Debt		7,911			5,679	
4. Current Portion of Bonds		29,907			36,224	
5. Accounts Payable-Others		2,057			2,800	
6. Accrued Expenses		314			300	
7. Income Tax Payable		7			3	
8. Deposits Received		695			218	
9. Accrued Bonuses		64			59	
10. Provision for loss on guarantees		20			—	
11. Stock Purchase Warrants		1,354			1,403	
12. Other Current Liabilities		535			273	
Total Current Liabilities		43,765	21.2		47,815	27.5
II. Long-term Liabilities						
1. Bonds		63,608			36,057	
2. Convertible Debentures		8,000			6,800	
3. Long-term Borrowings		11,275			5,252	
4. Retirement Benefits for Employees		16			15	
5. Retirement Benefits for Directors and Officers		65			71	
6. Other Long-term Liabilities		501			490	
Total Long-term Liabilities		83,466	40.5		48,687	28.0
TOTAL LIABILITIES		127,232	61.7		96,502	55.5
SHAREHOLDERS' EQUITY						
I. Common Stock		41,768	20.2		47,384	27.2
II. Additional Paid-In Capital		52,700	25.6		39,788	22.9
III. Legal Reserve		839	0.4		—	—
IV. Retained Earnings						
(1) General Reserve	18,935	18,935		—	—	
(2) Unappropriated Earnings (Losses)		(38,295)			(13,171)	
Total Retained Earnings (Losses)		(19,360)	(9.4)		(13,171)	(7.6)
V. Net Unrealized Holding Gains on Securities		3,046	1.5		3,393	2.0
VI. Treasury Stock, at cost		—			0	0.0
TOTAL SHAREHOLDERS' EQUITY		78,995	38.3		77,393	44.5
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		206,228	100.0		173,896	100.0

1-2. Non-Consolidated Profit and Loss Statement

(Millions of Yen)

	FY 2001 (September 2000 ~ August 2001)			FY 2002 (September 2001 ~ March 2002)		
		Amount	Comp. Ratio		Amount	Comp. Ratio
I Sales			%			%
1. Sales Commissions	34,267			11,944		
2. Service Commissions	—			2,761		
3. Merchandise Sales	12,575			5,077		
4. Construction Sales	55	46,897	100.0	—	19,784	100.0
II Cost of Sales						
(1) Costs of Merchandise Sales						
1. Merchandise-Opening Balance	1,084			53		
2. Purchases	13,056			5,240		
Total	14,141			5,294		
3. Transfer to Other Accounts	855			1		
4. Merchandise-Closing Balance	53	13,232	28.2	0	5,291	26.7
(2) Costs of Construction Sales		10	0.0		—	—
Gross Profit		33,654	71.8		14,492	73.3
III Selling, General and Administrative Expenses						
1. Sales Commissions	14,181			5,934		
2. Directors' and Auditors' Remuneration	163			51		
3. Salaries	2,496			1,064		
4. Bonuses	—			337		
5. Provision for Accrued Bonuses	64			59		
6. Retirement Benefits	23			0		
7. Provision for Retirement Benefits for Directors and Auditors	12			7		
8. Welfare Expenses	279			125		
9. Traveling Expenses	274			71		
10. Communication Expenses	367			35		
11. Rental Expenses	4,011			1,158		
12. Advertising Expenses	160			52		
13. Tax and Public Charge	87			80		
14. Depreciation Expenses	1,303			324		
15. Outsourcing Fees	2,001			249		
16. Other Expenses	2,092	27,525	58.7	444	9,997	50.6
Operating Income (Loss)		6,129	13.1		4,494	22.7
IV Non-Operating Income						
1. Interest Income	1,814			782		
2. Dividends Income	518			58		
3. Gain on Sale of Investment Securities	3,869			513		
4. Exchange Gain	21			22		
5. Rent Receivable	—			191		
6. Cancellation Adjustment Income	1,275			122		
7 Miscellaneous Revenue	1,030	8,530	18.1	450	2,140	10.8
V Non-Operating Expenses						
1. Interest Expenses	466			172		
2. Interest Expense-Bonds	1,615			712		
3. Provision for Doubtful Accounts	7			692		
4. Amortization of Issuance Expense of new shares	53			—		
5. Amortization of Issuance Expense of bonds	19			—		
6. Loss on Investments in Capital	2,442			1,401		
7. Cancellation Adjustment Expenses	1,867			126		
8. Miscellaneous Losses	1,002	7,474	15.9	619	3,724	18.8
Ordinary Income		7,186	15.3		2,911	14.7

VI Extra-ordinary Income						
1. Gain on Sales of Fixed Assets	229			147		
2. Gain on Sales of Investment Securities	2,246			201		
3. Gain on Sales of Investments in Affiliates-Stocks	2,051			354		
4. Gain on Sales of Investments in Affiliates-Bonds	450			—		
5. Gain on Redemption of Bonds	5,344			1,891		
6. Reversal of Allowance for Doubtful Accounts	1,231			—		
7. Reversal of Doubtful Account	—			20		
8. Compensation Fees Received from Agencies	2,522			—		
9. Compensation Received	3,500			—		
10. Other Extra-ordinary Income	79	17,655	37.6	•	2,615	13.2
VII Extra-ordinary Losses						
1. Loss on Disposal of Fixed Assets	2,733			—		
2. Loss on Sale of Fixed Assets	1,544			—		
3. Loss on Disposal and Sale of Fixed Asset				1,112		
4. Loss on Sales of Investment Securities	2,217			1,209		
5. Loss on Sales of Stocks-Affiliates	2,810			5,952		
6. Devaluation of Investment Securities	3,583			2,487		
7. Loss on Liquidation of Affiliates	5,262			—		
8. Provision for Loss on Investment Securities	44,943			7,879		
9. Provision for Doubtful Accounts	8,379			—		
10. Bad Debt Loss	1,772			—		
11. Provision for Guarantee of Liabilities	20			—		
12. Restructuring Expenses	3,488			—		
13. Cancellation Penalty Expenses	5,097			—		
14. Other Extra-ordinary Losses	98	81,952	174.7	300	18,942	95.7
Net Income (Loss) Before Income Taxes		(57,110)	(121.8)		(13,416)	(67.8)
Income and Enterprise Taxes	679			5		
Refunded Taxes	—			(282)		
Deferred Income Taxes	(19,462)	(18,783)	(40.1)	32	(244)	(1.2)
Net Income (Loss)		(38,326)	(81.7)		(13,171)	(66.6)
Retained Earnings at beginning of the period		31			—	
Retained Earnings at end of the period		(38,295)			(13,171)	

1-3. Statement of Profit (Loss) Appropriations

(Millions of Yen)

	FY 2001 (September 2000 August 2001) Amount		FY 2002 (September 2001 ~ March 2002) Amount	
I Unappropriated Losses		38,295		13,171
II Appropriation of Losses				
1. Reversal of Voluntary Reserve				
(1) Reversal of Additional Reserve	18,935		—	
2. Reversal of Legal Reserve	839		—	
3. Reversal of Additional Paid-In Capital	18,520	38,295	13,171	13,171
III Surplus Profit Carried Forward to The Following Term		•		•

HIKARI TSUSHIN, INC.

HIKARI TSUSHIN, INC.
2-29-23 Nishi-ikebukuro,
Toshima-ku, Tokyo 171-0028
Japan

March 14, 2001

Notice to Shareholders

Hikari Tsushin, Inc.
President & CEO, Yasumitsu Shigeta

Contents:
Notice of Convocation of the Extraordinary Shareholders Meeting
Request for proxy statements to non-attending shareholders.

Purpose of the Meeting

1. Approval of the following agenda

   Amendment to the Articles of Incorporation

   a. To change of fiscal year end to March from August
   b. To add trading of secondhand products to the line of business.

# # #

HIKARI TSUSHIN, INC.

HIKARI TSUSHIN, INC.
2-29-23 Nishi-ikebukuro,
Toshima-ku Tokyo 171-0028
Japan

June 10, 2002

Notice to Shareholders

Hikari Tsushin, Inc.
President & CEO, Yasumitsu Shigeta

Contents:

Notice of Convocation of the 15th Shareholders Meeting

Request for proxy statements to non-attending shareholders.

Purpose of the Meeting

1. Reporting of Results of Operation for FY2002; Balance Sheet, and Profit and Loss Statements
2. Approval of the following agenda
   (1) Approval on loss appropriation for FY 2002
   (2) Amendment to the Articles of Incorporation
   (3) Appointment of 5 directors
   (4) Appointment of 4 auditor
   (5) Retirement allowance of retiring director and auditors
   (6) Introduction of stock option scheme base on advanced condition of new stock reservation right.

# # #